UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Watts Water Technologies
(Name of Issuer)
Common Stock
(Title of Class of Securities)
942749102
(CUSIP Number)
February 21,2017
(Date of Event which Requires Filing of this Statement)



	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)




SCHEDULE 13G
CUSIP No.
942749102

1
Names of Reporting Persons

Impax Asset Management Ltd
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  []
3
Sec Use Only


4
Citizenship or Place of Organization

United Kingdom
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  1,747,570

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  1,747,570

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,747,570
10
Check box

[ ]
11
Percent of class represented by amount in row (9)

6.30%
12
Type of Reporting Person (See Instructions)

IA



Item 1.
(a)	Name of Issuer: Watts Water Technologies
(b)	Address of Issuer?s Principal Executive Offices:
815 Chestnut Street
North Andover, MA 01845
Item 2.
(a)	Name of Person Filing: Impax Asset Management Ltd.
(b)	Address of Principal Business Office or, if None, Residence:  7th Floor
30 Panton Street, London
SW1Y 4AJ
(c)	Citizenship:	United Kingdom
(d)	Title and Class of Securities:
Common stock, $0.001 par value per share
(e)	CUSIP No.:	942749102
Item 3.
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance
(g)	[_]	A parent holding company or
(h)	[_]	A savings
(i)	[_]	A church plan that is excluded from the definition of
(j)	[_]	A non-U.S. institution in accordance
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 1,747,570
 (b)	Percent of Class:  6.30%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 1,747,570
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,747,570
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Item 7.	Identification and classification of the subsidiary
Item 8.	Identification and classification of members of the group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.




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